Mail Stop 4561

October 18, 2007

<u>VIA U.S. MAIL</u>

Lee Horwitz
CFO
Morgan Stanley Spectrum Global Balanced L.P.
Demeter Management Corporation
330 Madison Avenue, 8th Floor
New York, NY 10017

   Re: **Morgan Stanley Spectrum Global Balanced L.P.**
       Form 10-K for Fiscal Year Ended December 31, 2006
       Filed March 8, 2007
       Form 10-Qs for Quarterly Periods Ended March 31, 2007
       and June 30, 2007
       Filed May 14, 2007 and August 13, 2007, respectively
       File No. 000-26340

Dear Mr. Horwitz:

We have completed our review of the above referenced filings and have no further comments at this time.

         Sincerely,

         Kevin Woody
         Branch Chief